November 29, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Michael Henderson and Marc Thomas

Re: Bank of Hawaii Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for Fiscal Quarter Ended June 30, 2023

 Form 10-Q for Fiscal Quarter Ended September 30, 2023

 Response dated October 26, 2023

File No. 001-06887

Ladies and Gentlemen:

This letter sets forth the responses of Bank of Hawaii Corporation (the “Company”) to the comment letter dated November 16, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2022, Form 10-Q for the fiscal quarter ended June 30, 2023, and Form 10-Q for the fiscal quarter ended September 30, 2023.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company’s Form 10-K for the fiscal year ended December 31, 2022, Form 10-Q for the fiscal quarter ended June 30, 2023, and Form 10-Q for the fiscal quarter ended September 30, 2023.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Interest Rate Risk, page 62

1.
We note the response to our prior comment 3 and the disclosure on pages 62 and 63 in the Form 10-Q for the Quarterly Period Ended September 30, 2023. We note your net interest income sensitivity disclosures in Table 17 only disclose the impacts within a -200 basis points to a +200 basis points range; however, your disclosure on page 62 and response addresses a -400 basis points to a +400 basis points range used by management. Please confirm that you will revise your future filings to include a sensitivity analysis ranging from -400 basis points to +400 basis points.

Company Response:

In the Company’s future filings, we will include a sensitivity analysis that illustrates changes in net interest income that would result from instantaneous parallel shocks of the yield curve that range from -400 basis points to + 400 basis points.

2.
We note your disclosure on page 62 that you also measure your interest rate exposure using economic value of equity ("EVE") sensitivity. Please confirm that you will revise your future filings to include qualitative discussion of how EVE is utilized to manage your interest rate risk exposure. To the extent it is used by management, disclose quantitative EVE sensitivity information in your future filings.

Company Response:

In the Company’s future filings, we will include a qualitative discussion of how economic value of equity is utilized to manage interest rate risk exposure.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (808) 694-8976 or Dean.Shigemura@boh.com.

Very truly yours, /s/ Dean Y. Shigemura
Dean Y. Shigemura, Vice Chair and Chief Financial Officer Bank of Hawaii Corporation
cc:	Patrick M. McGuirk, Vice Chair and Chief Administrative Officer